UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 8, 2008

EXPRESSJET HOLDINGS, INC.
(Exact name of registrant as specified in its charter)



Delaware	**1-31300**	**76-0517977**
(*State or other jurisdiction of incorporation*)	*(Commission File Number)*	*(IRS Employer Identification No.)*

700 North Sam Houston Parkway West, Suite 200
Houston, Texas
(Address of principal executive offices)

77067
(Zip Code)

832-353-1000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

8.01 Other Events

On July 8, 2008, we issued a press release announcing our updated fleet allocation pending the termination of various agreements with Delta Air Lines, Inc. September 1, 2008 and our ExpressJet Airlines branded operation September 2, 2008. The press release is furnished herewith as Exhibit 99.1 and is incorporated herein by reference

9.01 Financial Statements and Exhibits

Press Release dated July 8, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EXPRESSJET HOLDINGS, INC.
(Registrant)

Date: July 9, 2008

/s/ Phung Ngo-Burns

Phung Ngo-Burns
Staff Vice President, Finance and Controller
and Interim Chief Financial Officer

EXHIBIT INDEX

99.1   Press Release dated July 8, 2008
